May 9, 2023

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Vahanna Tech Edge Acquisition I Corp.

Registration Statement on Form S-4

Filed February 13, 2023

File 333-269747

Dear Mr. Arzonetti:

On behalf of Vahanna Tech Edge Acquisition I Corp. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 16, 2023 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-269747) filed by the Company on February 14, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to such comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”).

Questions and Answers

How do Redemption Affect the Value of My New Roadzen Ordinary Shares, page xiv

1.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages xvi, xviii and 17 accordingly.

2.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages xvii and xviii accordingly.

Information about the Parties to the Business Combination, page 1

3.	Please revise to disclose the fiscal year-end for New Roadzen post-merger for financial reporting purposes.

Response: The Company acknowledges the Staff’s comment, confirms that the fiscal year end for New Roadzen post-merger for financial reporting purposes will be March 31st and has revised the disclosure on page 2 accordingly.

Summary, page 1

4.	Please revise to clarify the timing and factors to be considered in considering whether the registrant will remain a BVI company or redomicile to Delaware.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 2 and 3 accordingly.

5.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 5 accordingly.

Organizational Structure, page 14

6.

Please revise your diagrams illustrating the anticipated structure of Vahanna just prior to the consummation of the merger on page 14 and the diagram illustrating the expected structure of Vahanna upon consummation of the merger on page 16 to show the relative ownership of voting and economic interests of each group of shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the diagrams on pages 14 and 16 accordingly.

A substantial portion of our revenue is derived from a relatively small number of clients ranging from insurers, reinsurers, OEMs, and, page 37

7.

You disclose on page 37 that a small number of clients have accounted for a significant portion of your revenue, including on OEM customer that accounted for more than 25% of total revenue from the Indian market. If material, identify any material customer and provide additional disclosure describing the terms of your relationship with any such customer including any contractual or other arrangements that are in place to the extent material so that shareholders may better assess the reliability of these revenues. If any such contract exists, please explain to us in your response letter why you determined it was not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 35 to clarify that Roadzen had one customer (an automotive insurance provider) that represented approximately 25% and 10%, respectively, of total revenue for the fiscal year ended March 31, 2022 and the nine months ended December 31, 2022. The Company has also revised page 35 to clarify that Roadzen does not anticipate the insurer representing a material portion of its revenue for the fiscal year ended March 31, 2023, nor on a consolidated basis after it acquires GIM and NAC. Accordingly, Roadzen has not filed the contract with the insurer as an exhibit. However, the Company respectfully advises the Staff that Roadzen has included disclosure of the material terms of the arrangement on page 155.

Vahanna may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants, page 87

8.

Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 87 and 88 accordingly.

Unaudited Pro Forma Combined Financial Information, page 105

9.

We note that your pro forma combined financial information presents the combination of financial information of Vahanna and Roadzen after giving effect to the reverse recapitalization between Roadzen and Vahanna, Roadzen’s assumed acquisitions of Global Insurance Management Limited (“GIM”) and National Automobile Club (“NAC”), and the contemplated PIPE investment. We also note your disclosure on page 50 that the acquisitions of GIM and NAC are expected to be completed prior to the closing of the merger. In order to more accurately represent the sequence of these transactions, and to more clearly show the impact of each of these transactions, please revise your pro forma combined financial information beginning on page 109 to present the assumed acquisitions of GIM and NAC separately from the reverse recapitalization and contemplated PIPE investment. For instance, please revise your filing to present your pro forma combined financial information in a columnar format in the following order:

•	historical financial statements of Roadzen,

•	historical financial statements of GIM,

•	historical financial statements of NAC,

•	transaction accounting adjustments for the acquisitions of GIM and NAC,

•	pro forma combined Roadzen, GIM and NAC,

•	historical financial statements of Vahanna,

•	transaction accounting adjustments for the reverse recapitalization assuming minimum redemptions,

•	pro forma combined assuming minimum redemption,

•	additional pro forma adjustments for the reverse recapitalization assuming maximum redemptions, and

•	pro forma combined assuming maximum redemptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma combined financial information on pages 109 through 111 accordingly.

May 9, 2023

Description of the Transactions, page 106

10.

We note your reference here, and in other sections of your filing, to the PIPE investment which is expected to close just prior to the completion of the merger. We also note disclosure on page 286 that this PIPE investment is contemplated prior to the merger and the actual amount may be greater or less than the target amount of $58.9 million. Please revise the relevant sections of your filing to clarify whether you have any committed PIPE investment amounts and whether the amount of the PIPE investment is dependent upon Vahanna Public Shareholder redemptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to clarify that the discussion of the PIPE Investment is prospective and that, because no PIPE Investment has been committed by investors, the actual PIPE Investment amount may be more or less than the revised targeted amount of $54.7 million. Revised disclosure may be found on pages iv, xvi, 17, 106 and 113.

The Company will include appropriate disclosure regarding PIPE Investments in subsequent amendments to the Registration Statement if the parties enter into any definitive agreements, and any such additional disclosure will describe any investor relationships with the Company, the Sponsor, or Roadzen, Inc. and their respective directors (or the participation thereof in the PIPE Investment), officers and affiliates, the material terms of the PIPE Investment, and any material differences in terms and pricing as compared to the securities offered in connection with the Company’s IPO. In addition, the sensitivity tables will be updated when the final PIPE Investments have been determined.

11.	Please revise your disclosure describing the acquisition of GIM to include the US dollar equivalent of the total purchase price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106, 144 and 171 accordingly.

Basis of Pro Forma Presentation, page 107

12.

We note your use of terminology such as directly attributable, factually supportable and expected to have a continuing impact when describing your pro forma adjustments. Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786, which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion to conform to the updated guidance.

Response: The Company acknowledges the Staff’s comment and has revised the Basis of Pro Forma Presentation section beginning on page 107 as per SEC Release No. 33-10786.

Transaction Adjustments, page 114

13.

We note adjustment F, which reflects the fair value adjustment for the purchases of GIM and NAC. Please revise to disclose the date of each of these historical amounts and corresponding fair value adjustments. In addition, please tell us why there are no fair value adjustments for accounts receivable, net for both GIM and NAC.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised adjustment F on page 113 accordingly. Accounts Receivables, net are short-term, non-interest bearing, and have low credit risk. Accordingly, the Company has not reflected any fair value adjustments because it does not foresee any credit risk and loss in fair value on acquisition of these receivables.

14.	Please revise the explanation to adjustment F that cash and cash equivalents represents historical amounts adjusted for distributions to refer to adjustment D rather than adjustment E.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 113 accordingly.

15.

We note that the explanation of adjustment J, which states it represents the issuance of 68.3 million shares of the Company’s common stock to Roadzen equity holders as consideration for the reverse recapitalization, does not appear to correlate with the corresponding adjustments to the unaudited pro forma condensed combined balance sheet on page 109. Please explain and revise as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 113 accordingly

Information about Roadzen, page 141

16.

Please revise here and Summary to provide an overview of Roadzen, Global Insurance Management and National Automobile Club as well as the planned operations and relative sizes and geographic locations of the different lines of business. Your revised disclosure throughout the proxy statement/prospectus should clarify what you are referring to when you use “we” and reference separate businesses. As a non-exclusive example, on page 73 you refer to “a portion of our business” when it appears you are referring to Roadzen without GIM and NAC. As the acquisitions of GIM and NAC are conditions to closing of the merger agreement, the narrative disclosure should explain clearly the nature of the target in the combined deSPAC transaction for which pro forma financial information is provided.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 144 through 146 and pages 171 and 172 accordingly.

17.

Additionally, revise here, Summary, Business, and Management’s Discussion and Analysis to clarify the business intended to be conducted after the deSPAC transaction. For example, clarify the type of end customers who use the combined company’s key products and their geographic locations. We note the following:

•

You use the term “telematics” but do not explain its use or the extent to which telematics is involved in a material portion of your revenues and products and services generating revenues from end-users;

•

We note the statement on page 149 that your platform allows you to sell insurance policies “from any insurer.” Clarify the extent to which you require and have uniform or custom agreements with all insurance companies.

•	Clarify the approximate percentages of customers that are insurance providers and reinsurance providers.

•

Disclose the extent to which revenues from traditional insurance brokerage services, your platform or IaaS solution or other products and services account for the majority of your expenses and revenues. In this regard, we note the statement on page 158 that Roadzen generates “a majority of our revenues through commissions and fees which are a reflection of the total insurance policy premium.”

•	Explain whether the event management companies acquired by Coverzen and referenced on pages F-65 and F-98 will be a continuing part of your business.

•

Clarify the approximate amount of revenues attributed to “underwriting solutions” and telematics, claims management, and FNOL. State whether any highlighted offering does not account for a material amount of revenues or expenses.

•

Address the challenges of operating in the US, UK/EU and India as a newly merged business, and summarize how the company intends to structure the businesses—for example, as independently operating subsidiaries in different countries, as combined operations with a centralized headquarters in India, or otherwise.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify the business intended to be conducted after the deSPAC transaction, including the type of end customers who use the combined company’s key products and their geographic locations. In particular, the Company addresses each portion of the Staff’s comment below:

Staff’s note: “You use the term “telematics” but do not explain its use or the extent to which telematics is involved in a material portion of your revenues and products and services generating revenues from end-users.”

Response: The Company respectfully advises the Staff that telematics is an important part of Roadzen’s technology stack, but it is not sold by itself to generate revenue. Roadzen has revised its disclosure on page 150 to clarify that Roadzen’s telematics offerings are bundled into its underwriting, claims and brokerage products and do not by themselves provide a material amount of revenues.

Staff’s note: “We note the statement on page 149 that your platform allows you to sell insurance policies “from any insurer.” Clarify the extent to which you require and have uniform or custom agreements with all insurance companies.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 151 to disclose that insurance brokers such as Roadzen do not require contracts with insurance providers. In India, there are no contracts between regulated insurance brokers and insurance providers. Instead, each insurance provider will onboard a broker and integrate the broker within the insurance provider’s IT systems such that the broker receives a unique code which the insurance provider uses to track the policies sold by the broker and the commissions and fees earned. By way of example, the insurance provider will advertise that it is offering a certain percentage commission on a certain type of policy. Insurance brokers will then have the opportunity to broker the sale of the insurance policy and therefore earn the set commission.

Staff’s note: “Clarify the approximate percentages of customers that are insurance providers and reinsurance providers.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 155 to disclose the approximate percentages of customers that are insurance providers. Roadzen’s current clients do not include reinsurers.

Staff’s note: “Disclose the extent to which revenues from traditional insurance brokerage services, your platform or IaaS solution or other products and services account for the majority of your expenses and revenues. In this regard, we note the statement on page 158 that Roadzen generates “a majority of our revenues through commissions and fees which are a reflection of the total insurance policy premium.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 151 and 158 to disclose that Roadzen derived 79.7% of its revenue from its brokerage solutions and 20.3% of its revenue from sales of its IaaS platform for the nine months ended December 31, 2022.

Staff’s note: “Explain whether the event management companies acquired by Coverzen and referenced on pages F-65 and F-98 will be a continuing part of your business.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 156 to disclose that Roadzen intends for Coverzen and the event management companies it recently acquired to continue their ongoing operations after the business combination between the Company and Roadzen.

May 9, 2023

Staff’s note: “Clarify the approximate amount of revenues attributed to “underwriting solutions” and telematics, claims management, and FNOL. State whether any highlighted offering does not account for a material amount of revenues or expenses.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the relevant disclosures included in Amendment No. 1 to clarify the approximate amount of revenues attributed to “underwriting solutions” and telematics, claims management, and FNOL. Please see pages 149, 150 and 151.

Staff’s note: “Address the challenges of operating in the US, UK/EU and India as a newly merged business, and summarize how the company intends to structure the businesses—for example, as independently operating subsidiaries in different countries, as combined operations with a centralized headquarters in India, or otherwise.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the relevant disclosures included in Amendment No. 1 to clarify how the Company intends to structure its business and to address the challenges of operating in the US, UK/EU and India. Please see page 146.

Recent Developments, page 144

18.	Please revise your discussion of the pending acquisition of NAC to discuss how NAC generates revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a discussion of how NAC generates revenue has been included on page 146.

Roadzen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 155

19.

Please revise the Management’s Discussion and Analysis (“MD&A”) section of your filing to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that an expansion of Roadzen’s management’s discussion of changes in financial position for each of the periods presented in its financial statements has been included on pages 168 and 169.

Our Business Model, page 156

20.

Please revise to provide a basis for the statement that Roadzen is “one of the first companies to provide an end-to-end IaaS platform addressed towards insurance for mobility.” In this regard, please avoid industry jargon and clarify what you mean by “end-to-end IaaS platform addressed towards insurance for mobility.” Similarly, please revise to provide a basis for the statement that you “maintain better margins compared to competitors mainly due to this adopted B2B2C distribution strategy.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 143 and 158 accordingly. The statement that Roadzen is “one of the first companies to provide an end-to-end IaaS platform addressed towards insurance for mobility” has been removed. The Company has also removed Roadzen’s statement that “we maintain better margins compared to competitors mainly due to this adopted B2B2C distribution strategy.”

May 9, 2023

Results of Operations, page 161

21.

We note your disclosure that the increases in revenue and certain expenses are partially attributable to the July 1, 2021 acquisition of the Coverzen Entities. In order to provide a reader with greater perspective regarding the impact of this acquisition, please revise your disclosures beginning on page 161 and 163 to quantify the effect of the Coverzen entities on revenue and relevant expense categories for each period presented. Please also discuss any known trends associated with the Coverzen Entities that is likely to impact future earnings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 163 and 165 to quantify the effect of the Coverzen Entities on revenue and relevant expense categories for each period presented, as well as disclose that there are no known trends associated with the Coverzen Entities that are likely to impact future earnings.

22.

Please revise your discussion of revenue on pages 161 and 163 to provide a more detailed and disaggregated analysis of revenue along with a discussion of any known trends likely to impact future earnings. In preparing your revised disclosures, please separately quantify and discuss the different streams of revenue and consider disclosing certain key metrics that drive each of the different revenue streams such as the number of new contracts, renewal rates, gross premiums written, and usage-based statistics using either pay-per-vehicle or pay-per use, etc.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 163 and 165 accordingly.

23. Please revise to provide period to period narrative discussion of the GIM and NAC companies.

Response: Roadzen acknowledges the Staff’s comment and respectfully advises the Staff that it has included a period to period narrative discussion of Roadzen’s historical results of operations as required by Item 17(b)(5) of Form S-4. However, Roadzen respectfully submits that a period to period narrative discussion of the historical results of operations of GIM and NAC is neither required under existing SEC rules and guidance nor feasible in this case.

Section 9810 of the Division of Corporation Finance’s Financial Reporting Manual states that management’s discussion and analyses is not required for financial statements filed to comply with S-X 3-05 and 3-09, and Roadzen believes that Item 17(b)(5) of Form S-4 applies on its face only to Roadzen itself.

The historical financial statements of GIM and NAC that are included in the Form S-4 cover periods during which Roadzen had not yet consummated its acquisitions of those companies. Moreover, these proposed transactions have not yet been consummated as of the date hereof. Roadzen’s management was not in operational control of GIM and NAC during any portion of the periods presented, and it still does not control those businesses. Therefore, it is impractical for Roadzen’s management in this case to provide the period to period narrative discussion, which is intended to analyze the financial performance of the entities from the perspective of the management team that has been running the business. Accordingly, Roadzen believes that it is not required to prepare period to period narrative discussions for each of GIM and NAC and would be unable to do so without undue hardship.

Security Ownership of Certain Beneficial Owners, page 171

24.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise of all securities.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 175 accordingly.

Management of New Roadzen after the Merger, page 174

25.	Please revise each biography to disclose directorships held during the past five years as required by Item 401(e)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each biography discloses directorships held during the past five years as required by Item 401(e)(2) of Regulation S-K. The Company has revised the disclosure to so clarify.

Unaudited Prospective Financial Information of Roadzen, page 183

26.

Please revise to delete the statement on page 185 that investors should “not rely on such financial information in making a decision regarding the business combination proposal” as it is an inappropriate disclaimer to the investor’s ability to rely on the disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has deleted the statement on page 187 accordingly.

27.	Please revise to further clarify the assumptions underlying the increase in revenues from $59 million in FY23 to $118 million in FY24. For example,

•	Approximately what percentage of revenues are projected in each of India, US and UK/EU by Roadzen, GIM and NAC?

•	To what extent does Roadzen “assume renewal of existing contracts” at the same rate as historical renewals?

•

With respect to the assumed 15.2% reduction in direct costs, what assumptions support the “better” brokerage commissions, higher unit prices and increased efficiencies? For example, do the assumptions involve assumed capital expenditures toward scaling and automation?

•	To what extent are the 2.8% and 8.5% margin improvements at GIM and NAC dependent on assumed increases in volume, and what factors were considered in any such assumptions?

•

To what extent are the “new contracts with higher margins” at GIM, “newly signed contracts” at NAC or assumptions about future contract pricing material to the projections? In this regard, please reconcile these assumptions with the following statement on page 38 regarding prices: “In the past, we have been required to, and may in the future be required to, reduce the average fixed fees and/or commissions charged for our products, or otherwise agree to materially less favorable terms in response to these pressures.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that additional disclosure has been added to pages 188 and 189 to further clarify the assumptions underlying the increase in revenues from $59 million in FY23 to $118 million in FY24.

Background of the merger, page 194

28.

Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without providing details or explaining their significance or how they may have changed before being reflected in the proposed initial business combination. For example, the disclosure states that the April 29,

May 9, 2023

2022 LOI was for $1.1 billion in return for all equity interests of Roadzen. However, it is unclear what other key terms were involved. It is unclear whether the financial data already included business and financial information for GIM and NAC, and whether executive positions were assumed to be provided to Messrs. Malhotra, Pasricha and Kamboj. Did the initial offer anticipate a PIPE transaction? You reference “an acquisition target” in the first sentence on page 199 but it is unclear what the target was and how it may have affected the price and negotiations. Please identify the original terms as well as how and why any terms were revised over time. Please also identify the key persons who took part in the various negotiations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 200 through 203 accordingly.

29. Please revise the discussion of the December 14, 2021 introduction to clarify the person(s) who initiated the possibility of a transaction with Roadzen and the day it was initiated. Revise to disclose whether the board considered appointing an independent committee to consider the Roadzen transaction in light of Mr. Ramgopal’s relationship with Roadzen.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 199 and 202 accordingly.

30.

We note the statement on page 196 to the Vahanna Board of Directors comparing the “maturity of the business” and the extent of structural complexity with respect to Target B, Target C and Roadzen. Please revise to clarify how Roadzen’s status as not having completed its significant acquisitions of GIM and NAC compared to the relative maturity and complexity of the other 2 transactions. Did the board make certain assumptions with respect to these acquisitions? If they were initially expected to be completed before the business combination, did the board change its assumptions?

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised disclosure on pages 199 and 200 accordingly.

31.

It appears that the merger consideration initially assumed that the GIM and NAC “acquisitions were executed prior to the business combination.” Revise to clarify when the GIM and NAC acquisitions were initiated and by whom, and clarify the extent to which parties from GIM and/or NAC participated in the negotiations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on page 197 of Amendment No. 1 to provide additional detail regarding the GIM and NAC transactions.

Recommendation of the Vahanna Board of Directors and Reasons for the Merger, page 203

32.

We note the Guideline Precedent Comparable Transaction Analysis on page 193 and the fact that the Revenues Last Twelve Months are projected revenues of the yet-to-be-merged company, and that the multiples for the other 3 rows suggest a value either not meaningful or below the precedent comparables. Please revise to clarify the extent to which the Vahanna Board of Directors considered these not meaningful and negative comparables in making its recommendation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 196 accordingly.

Interests of Vahanna Directors and Executive Officers and the Sponsor in the Merger, page 211

33.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 116 through 118 and pages 215 through 217 accordingly.

Interests of Vahanna’s Directors and Executive Officers, page 211

34.	Please revise page 213 to further clarify Mr. Ramgopal’s personal relationship with “certain” of Roadzen’s executive officers and board members.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 118 and 217 accordingly.

Deferred Underwriting Fees, page 233

35.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee (not just the deferred underwriting fees) on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 236 and 237 accordingly.

Note 13. Other income (expense) net, page F-123

36.

Please tell us and revise your disclosure, where applicable, to quantify and explain the nature of the liabilities that were no longer required and were written back and reflected as miscellaneous income for each period presented. Additionally, please also revise your disclosure to describe the underlying reasons for the significant fluctuation in foreign exchange fluctuation (loss) gain from December 31, 2020 to December 31, 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Note 15 to the financial statements of Global Insurance Management Ltd. for the fiscal years ended December 31, 2021 and 2022, to quantify and explain the nature of the liabilities that were no longer required and were written back and reflected as miscellaneous income for each period presented. Please see page F-112. Additionally, the Company respectfully advises the Staff that it has included disclosure regarding the significant fluctuation in foreign exchange fluctuation (loss) gain from December 31, 2021 to December 31, 2022. Please see “Information About Roadzen — Recent Developments — Financial Performance of GIM” on page 145.

Note 14. Revenue, page F-140

37.

Please revise your disclosure in the notes to the consolidated financial statements, or elsewhere in the document, to allow a reader to understand how each of the revenue streams described on pages F-115 through F-116 and F-131 through F-132 correlate to each of the components of revenue as disclosed in the tables on pages F-123 and F-140. Please also revise your disclosure to describe the underlying reasons for the significant increase in income from distribution during the nine months ended September 30, 2022 as well as the significant increase in marketing expenses during this same period.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Note 2(c) to the financial statements of Global Insurance Management Ltd. discusses how each of the revenue streams as described on pages F-102 and F-103 correlates to the components of revenue as disclosed in the table on Page F-111. Furthermore, the Company respectfully advises the Staff that Roadzen has revised its disclosure on page 145 to describe the underlying reasons for the significant increase in distribution fees and sales and marketing expenses, respectively.

Item 21. Exhibits and Financial Statement Schedules., page II-2

38.

Please file all required exhibits. For example, it is unclear why you do not file compensation plans and arrangements with executive officers. It is also unclear why you do not file or incorporate by reference the BVI articles of incorporation or file as an exhibit a list of all subsidiaries.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file compensation plans and arrangements with executive officers in a subsequent filing before the Registration Statement is declared effective. A list of all subsidiaries of the Company and an opinion of tax counsel have been filed as Exhibit 21.1 and Exhibit 8.1, respectively. The Company has incorporated by reference the initial BVI articles of incorporation as Exhibit 3.1.

General

39.

Please disclose the sponsor’s ownership interest in the target company, if any. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 118 and 217 accordingly.

40.	We noted that Sheumack GMA provided a fairness opinion. Please disclose:

•	The fees that Sheumack GMA will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;

•	Any additional services Sheumack GMA or its affiliates provided in connection with the transaction, the related fees, and whether those fees are conditioned on the completion of the transaction; and

•	Any services Sheumack GMA provided to the target of the business combination or affiliates of the parties.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages 196 and 197 accordingly.

41.

We note that on pages II-3 and II-4 in Exhibit 8.1 of “Item 21. Exhibits and Financial Statement Schedules”, you state that a tax opinion will be filed by amendment. Therefore, in the “Material U.S. Federal Income Tax Considerations” and the “Questions and Answers” sections, please state that you have received an opinion on the material tax consequences, identify counsel and identify the material tax consequences counsel has opined upon.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised pages ix, x and 277 accordingly and has filed a corresponding opinion of counsel as Exhibit 8.1.

42.

We note that on pages 27, 105, etc. of the registration statement, you disclosed that you will be issuing an aggregate of $58.9 million of preferred shares of Vahanna pursuant to a PIPE transaction expected to close just prior to the completion of the merger. Please disclose material differences in the terms and price of securities issued at the time of the IPO as compared to the contemplated PIPE. Please further disclose if the sponsor, directors, officers or their affiliates will participate in the PIPE.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to clarify that the discussion of the PIPE Investment is prospective and that, because no PIPE Investment has been committed by investors, we have assumed for purposes of prospective disclosure the issuance of ordinary shares of the Company at a price of $10.00 per share. Revised disclosure may be found on pages iv, xvi, 17, 106 and 113.

The Company will include appropriate disclosure regarding PIPE Investments in subsequent amendments to the Registration Statement if the parties enter into any definitive agreements, and any such additional disclosure will describe any investor relationships with the Company, the Sponsor, or Roadzen, Inc. and their respective directors (or the participation thereof in the PIPE Investment), officers and affiliates, the material terms of the PIPE Investment, and any material differences in terms and pricing as compared to the securities offered in connection with the Company’s IPO. In addition, the sensitivity tables will be updated when the final PIPE Investments have been determined.

43.	Additionally, please disclose:

•

Any discussions about the need to obtain additional financing for the combined company, including the above-mentioned PIPE, and the negotiation/marketing processes (e.g., who selected the potential PIPE investors; what relationships did the PIPE investors have to the company, the sponsors, the target and its affiliates, and the placement agent; and how were the terms of the PIPE transactions determined); and

•	Whether there were any valuations or other material information about the Vahanna, Roadzen, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include appropriate disclosure regarding PIPE Investments in subsequent amendments to the Registration Statement if the parties enter into any definitive agreements, and any such additional disclosure will describe the negotiation and marketing process and any additional material provided to potential PIPE investors to the extent that such material has not otherwise been publicly disclosed.

44.

We note the statement on page 44 to “specific functions in our base product offering at the request of a customer or group of customers.” To provide context, please revise in Risk Factors, Business and where appropriate to clarify the specific functions and the types of customers that are provided such functions.

May 9, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 to refer to “custom” functions as opposed to “specific” functions. The Company respectfully advises the Staff that these custom functions are built to meet one-off customer requests and are not off-the-shelf products material to Roadzen’s business. Accordingly, the Company respectfully advises the Staff that there is no specific function that is required to be disclosed or group of specific functions that warrants further discussion.

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If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico

Evan M. D’Amico